

April 9, 2015

Ken Ren
Chief Financial Officer
China Green Agriculture, Inc.
300 Walnut Street, Suite 245
Des Moines, Iowa 50309

   Re: **China Green Agriculture, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2014
       Filed September 15, 2014
       File No. 001-34260

Dear Mr. Ren:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Melissa Raminpour

          Melissa Raminpour
          Branch Chief